

April 22, 2010

Via facsimile to ((212) 230-7693) and U.S. Mail

Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

> **Re: Crystal River Capital, Inc.**
> **Preliminary Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-32958**
>
> **Schedule 13E-3**
> **Filed April 2, 2010**
> **File No. 005-82423**

Dear Mr. Pisani:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Cover page

1.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2.   Please explain, with a view toward revised disclosure, how you determined that

Mr. Drake, Mr. Hansen and Mr. Salvatore are independent given that Mr. Drake has served as your president and chief executive officer during the entire time the current transaction has been considered, including at the time the special committee was formed, and that each person serves or served on the board of investment companies advised by subsidiaries of Brookfield, as disclosed in pages 76 and 77.

Special Factors

Background of the Merger, page 12

3. Please revise this section to describe in additional detail meetings and discussions. We note that in several places you group several meetings and matters discussed at each meeting in one sentence without describing the events in each meeting. Describe and date each meeting and the matters discussed at each meeting.

4. Refer to the last paragraph on page 13. Please disclose why Brookfield was not willing to reduce the outstanding balance of the company's debt as part of a restructuring of the debt. In this respect, disclose in an appropriate location in the proxy statement whether the special committee felt compelled to agree to Brookfield's offer of $0.60 per share as a result of a Brookfield entity being the company's lender.

5. Please name the collateral manager on page 14 and tell us whether that person or the Trust Preferred Holders are or were affiliates of the company or any Brookfield entity.

6. With respect to the special committee meetings on February 12 and 16 (page 20), please revise to describe the updates received from the committee's advisors.

7. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Thus, describe the Broadpoint presentation to the board on February 18, 2010.

8. Update the disclosure regarding the Laurel Canyon proposal described on page 23.

Crystal River Special Committee's Reasons for the Merger, page 23

9. Please quantify the "significant administrative costs associated with being an SEC reporting company" (page 24).

10.   We note that the special committee considered the financial advisor's analysis and opinion regarding the fairness of the transaction and that the board of directors did likewise with respect to the special committee's analysis and conclusions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor's analysis and opinion and whether the board adopted the special committee's analysis and conclusions. Alternatively, revise your disclosure to include all of the disclosure required by Item 1014(b) of Regulation M-A with respect to the board of directors' fairness determination.

11.   Please revise to specifically explain how the special committee reached its fairness determination in spite of the first "potentially negative factor" on page 25. In this respect, we note the disclaimer in the final paragraph of this section.

12.   Revise the second full bullet point on page 26 to remove doubt over whether the merger and merger agreement are affiliated transactions. Your determination that the transaction is subject to Rule 13e-3 is an indication that the transaction is an affiliated transaction.

13.   Refer to the final full paragraph on page 27. Revise to explain why the special committee did not, and did not ask its financial advisor, to conduct a formal value analysis that would have allowed it to determine the company's liquidation value.

<u>Position of Brookfield as to the Fairness of the Merger, page 28</u>

14.   Please revise the disclosure on pages 30-31 to explain the basis upon which the Brookfield filing persons believed that the "liquidation value likely would be significantly lower than the Company's value as an ongoing business." Also, disclose the Brookfield filing persons' estimate of that liquidation value and the company's value as an ongoing business.

<u>Opinion of Broadpoint Capital, Inc., page 31</u>

15.   Please revise the third bullet point on page 32 or your disclosure captioned "Discounted Cash Flow Analysis" to include a cross-reference to the location of the financial forecasts used by the financial advisor.

16.   Please revise to disclose the data underlying the results described in the Discounted Cash Flow and Premiums Paid analyses. For example, disclose (i) the company's projected results that were used in conducting the discounted cash flow analysis and how Broadpoint derived implied per share equity values from

that data, and (ii) the premiums for each transaction included in the premiums paid analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

17.   With respect to the Premiums Paid Analysis, please explain why the low end of the reference ranges selected by the financial advisor are significantly lower than both the mean and median for each of the 1-day and 30-day premium analysis results.

18.   Disclose the information required by Item 1015(b)(4) of Regulation M-A, including a quantification of all fees paid to Broadpoint, its affiliates and/or unaffiliated representative by the Company or its affiliates during the past two years.

Security Ownership of Certain Beneficial Owners and Management, page 68

19.   Please fill in the blanks in this section.

Financial Projections, page 74

20.   Revise to include the full financial projections provided to Broadpoint instead of the summary currently disclosed.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions